1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

March 25, 2011	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 734 2608 jskinner@kilpatricktownsend.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Parr Family of Funds (the “Trust”) (File Nos. 333-123290 and 811-21726) on behalf of The USX China Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Laura Hatch of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. Hatch on February 16, 2011 in connection with the review of the Trust’s Annual Report, filed electronically on Form N-CSR on July 8, 2010 (the “Annual Report”).  Set forth below is a summary of Ms. Hatch’s oral comments and the Trust’s responses thereto.

1.
Comment:     A table in the letter to shareholders (the “Shareholder Letter”) at the beginning of the Annual Report reflects that as of April 30, 2010, approximately 25.8% of the Fund’s holdings were categorized under “Food and Beverage”. Please confirm whether this categorization reflects the category or categories the Fund uses to classify an industry or group of industries in which it invests, and if so, confirm that holdings disclosed under “Food and Beverage” that exceed 25% are attributable to market appreciation and/or do not reflect concentration in an industry or group of industries for purposes of the Fund’s concentration policies.

Response:     The categories set forth in the Shareholder Letter are provided in response to Item 27(d)(2) of Form N-1A, which requires a “graphical representation” of the Fund’s holdings in “one or more tables, charts or graphs” depicting the Fund’s holdings in “reasonably identifiable categories”.  Consistent with the instructions of Item 27(d)(2), the Shareholder Letter has for several years provided a graphical representation in the table using the heading “Food and Beverage” as a “reasonably identifiable category” for a portion of the Fund’s assets.  However, this categorization was not intended to, and does not, reflect a determination by the Fund that “Food and Beverage” is an “industry” or “group of industries” for purposes of the Fund’s concentration policy or related disclosures under Items 4, 9 or 16 of Form N-1A, each of which requires disclosure related to policies of concentrating investments in “a particular industry or group of industries”.  Rather, the heading “Food and Beverage” covers a number of different industries and groups of industries in which the Fund invests.  For example, the North American Industry Classification System (used by many registered investment companies to identify “industries” for purposes of their industry concentration policies) lists a number of different industries that fall within the general heading “Food and Beverage” (e.g., “Soybean Farming”, “Dairy Product Manufacturing” “Frozen Fruit, Juice, and Vegetable Manufacturing,” etc.).  Therefore, while the Fund’s percentage holdings under the Food & Beverage categorization slightly exceeded 25% at the time of the Annual Report, the Fund does not believe that this level of holdings relates to the Fund’s concentration policy.

Nevertheless, the Fund recognizes the importance of clarity and the use of narrow headings in the table in the Annual Report to avoid confusion over the industries and groups of industries in which the Fund invests.  Therefore, in future filings the Fund will represent its holdings in the table in the Shareholder Letter within more narrowly defined categories, such as, for example, a category for each of “Foods” and “Beverages” or, if deemed appropriate by Fund management and the Fund’s Board of Trustees, specific sub-categories or industries within these categories.

2.
Comment:     Please confirm that the Restricted Securities reflected in the Schedule of Investments are all securities that were sold to the Fund pursuant to Rule 144A under the Securities Act of 1933, as amended.

Response: All of the securities reflected as Restricted Securities in the Schedule of Investments were sold to the Fund under Rule 144A.

3.
Comment:     The Statement of Assets and Liabilities in the Annual Report reflects cash in escrow in the amount of $250,000. If this cash is reserved related to any derivatives held by the Fund, please provide disclosure related to such derivative investments.

Response:     The $250,000 held in escrow as of April 30, 2010 was reserved for a proposed investment in a private placement of securities. The money was initially wired to an escrow account on February 2, 2010, and was returned to the Fund on May 3, 2010, after the private placement failed to close.

4.
Comment:     Footnote 4 to the Annual Report’s Financial Statements indicates that “Pursuant to the [Expense Limitation] Agreement, total annualized expenses shall not exceed 2.25% of the Fund’s average daily net assets; however, the Adviser has voluntarily agreed to reimburse the Fund to the extent that total annualized expenses exceed 2.00% of the Fund's average daily net assets.” Please clarify the discrepancy between the expense limitation and the reimbursement rate in the foregoing sentence.

Response:     The information in Footnote 4 related to the Fund’s Expense Limitation Agreement was subsequently clarified in Footnote 4 to the financial statements in the Fund’s Semi-Annual Report on Form N-CSR, as filed electronically on January 10, 2011. This disclosure clarifies that the Expense Limitation Agreement is exclusive of 12b-1 fees, and further reflects that the Expense Limitation Agreement applies to both Class A and Class C Shares:

“The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses and payments, if any, under the Rule 12b-1 Plan) to not more than 2.00% of the average daily net assets of the Fund through October 1, 2011. As a result, the Fund's "Total Annual Fund Operating Expenses" (excluding interest, taxes, brokerage fees and commissions and extraordinary expenses) will be limited to 2.25% for Class A shares and 3.00% for Class C shares.”

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/  Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Mr. Stephen L. Parr
Parr Family of Funds
5100 Poplar Avenue, Suite 3117
Memphis, TN 38137